Bingham McCutchen LLP
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August 31, 2012

VIA EDGAR

Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           FactorShares Trust
File Nos. 333-182274 and 811-22310

Dear Mr. Minore:

On behalf of our client, FactorShares Trust (the “Trust”), we are writing to respond to Staff comments we received by facsimile on August 6, 2012 regarding the Trust’s initial registration statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 22, 2012.  The Staff’s comments and the Trust’s responses are set forth below.  Disclosure changes in response to Staff comments have been made in pre-effective amendment no. 1 to the Trust’s registration statement on Form N-1A (the “Registration Statement”), which was filed with the SEC concurrently with this letter.  Capitalized terms used, but not defined, herein have the same meaning given to them in the Registration Statement.

General

1.
Comment:  On July 13, 2009, the Trust filed its Form N-8A, but did not file its Form N-1A until June 22, 2012.  In your response letter, advise us of how the timing of these filings complies with the filing requirements of Rule 8b-5 under the Investment Company Act of 1940 (the “1940 Act”).

Response:  The registrant failed to comply with Rule 8b-5.  We note, however, that the registrant never commenced operations and the SEC did not take action either to revoke registration or institute de-registration proceedings. Because a registration statement on Form N-1A has been filed with the SEC, the registrant is now in compliance with its obligations under Section 8 of the 1940 Act.

2.
Comment:  We note that Factor Advisors, LLC, the Trust, and Quasar Distributors, LLC have applied for an order under section 6(c) for exemptive relief from certain provisions of the 1940 Act.  Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order.  In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicants receive an order granting the requested relief.  Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with your registration statement.

Response:  The disclosure contained in the Registration Statement is and will continue to be in compliance will all of the terms and conditions of the application and order.  The Trust does not expect to submit any additional exemptive applications or no-action requests in connection with the Registration Statement.

Mr. Dominic Minore
August 31, 2012

Prospectus

PureFunds ISE Mineral ETF

3.
Comment:  Given the Fund’s commitment to “invest at least 80% of its total assets in the securities of the Underlying Index,” it appears that the name of the Fund should be changed to one that more closely tracks the name of the Underlying Index.

Response:  The Fund’s name has been changed to “PureFunds ISE Diamond/Gemstone ETF” and the name of its Underlying Index has been changed to the “ISE Gemstone Index.”  The names and Underlying Indices of the two other Funds have also changed, as reflected in the Registration Statement.  The Trust believes the names of its Funds comply with the requirements of the 1940 Act.

4.
Comment - Investment Objective:  Clarify what is meant by the phrase “correspond generally to the price and yield performance.”  In your response letter, explain how such a standard will enable investors to determine whether or not the Fund has achieved its investment objective.

Response:  As described in the first paragraph under the heading “Principal Investment Strategies,” the Sub-Adviser will use a passive or indexing approach to try to achieve the Fund’s investment objective and will not seek to outperform the Underlying Index.  However, even as an “index fund,” it is unlikely that the Fund’s returns will correspond perfectly or exactly to those of the Underying Index on a day-to-day basis or over time.  Due to various factors, such as those described under the sub-heading “Correlation,” the Fund anticipates that its returns will experience some level of “tracking error” relative to the returns of the Underlying Index.  The Fund’s investment objective accounts for the possibility of such tracking error by informing investors that the Fund seeks results that “correspond generally” to the performance of the Underlying Index.  Investors will be able to determine whether or not the Fund has achieved its objective simply by comparing the performance of the Fund to the performance of the Underlying Index.

We note that many other index funds state their investment objectives in a manner that is substantially similar, or identical, to the manner in which the Fund has stated its objective.  For example, please see the investment objectives for the iShares Russell 3000 Growth Index Fund, the PowerShares Convertible Securities Portfolio, the Fidelity NASDAQ Composite Index Fund, and the Consumer Discretionary Select Sector SPDR Fund.

5.
Comment - Fees and Expenses:  It appears that the fee table presentation should be revised to reflect the gross and net total annual Fund operating expenses.  Please populate each fee table line item with applicable gross expense numbers, and instead present the 0.69% figure as the “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].”  Present the difference between the “grossed up” “Total Annual Fund Operating Expenses” and 0.69% as a “Fee Waiver [and/or Expense Reimbursement]” fee table line item.

Response:  It appears the Staff’s comment assumes the Fund has entered into a traditional expense limitation arrangement.  That is not the case.  As described under the heading “Fund Management,” the Fund has entered into a “unitary fee” arrangement with the Business Manager.  In return for the fee paid by the Fund to the Business Manager, the Business Manager provides the services described in the Registration Statement and pays all expenses of the Fund, except the business management fee, any 12b-1 fee, brokerage, taxes, interest, fees and expenses of the Independent Trustees (including any Trustees’ counsel fees), litigation expenses, acquired fund fees and expenses, and other extraordinary expenses.  Because the Business Manager is responsible for covering all Fund expenses (other than the exeptions noted), the requested changes have not been made to the Fund’s Fee Table.

6.
Comment - Fees and Expenses:  In your response letter, confirm that the terms of the Investment Advisory Agreement and the Sub-Advisory Agreement explicitly state that neither the Adviser nor the Sub-Adviser will receive any compensation from the Trust.

Response:  The Trust confirms that the terms of both the Investment Advisory Agreement and Sub-Advisory Agreement will be clear that neither the Adviser nor the Sub-Adviser will be compensated directly by the Trust.

Mr. Dominic Minore
August 31, 2012

7.
Comment - Fees and Expenses:  We note the absence of the “Acquired Fund Fees & Expenses” line item from the Fund’s fee table.  Please confirm to us in your response letter that the Fund will not during its first year of operations make investments in an “Acquired Fund” at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses.  If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Fund does not intend to invest in an Acquired Fund.

Response:  The Trust confirms that the Fund has no present intention to make, during the Fund’s first year of operations, investments in an Acquired Fund at the level that triggers the need for the additional Acquired Fund Fees and Expenses line item.

8.	Comment - Fees and Expenses: In footnote (2), clarify, if true, that the Board has passed a resolution prohibiting the payment of 12b-1 fees during the first 12 months of the Fund’s operations.

Response:  The Board is expected to adopt such a resolution.  The requested change has been made to footnote (2) of the Fund’s fee table in anticipation of such adoption.

9.
Comment - Principal Investment Stratgies:  We note that, as of June 18, 2012, 24 of the 27 constituent securities comprising the Underlying Index are issued by foreign companies.  In your response letter, please confirm that each constituent security comprising the Underlying Index principally trades in a market possessing sufficient depth and liquidity so as to enable the Creation Unit holders the opportunity to enter into arbitrage transactions in respect of shares of the Fund.

Response:  Each constituent security comprising the Underlying Index principally trades in a market possessing sufficient depth and liquidity so as to enable the Creation Unit holders the opportunity to enter into arbitrage transactions in respect of shares of the Fund.

10.	Comment - Principal Investment Stratgies: Disclose how investors may access publicly available information about the Underlying Index and the Index Provider’s applicable index methodology.

Response:  The following sentence has been added under “Information Regarding the Indexes” in the Prospectus.

Investors may obtain information about each Underlying Index and the Index Provider’s applicable index methodology on the Index Provider’s website at www.ise.com/index.

11.
Comment - Principal Investment Stratgies:  The disclosure indicates that the Fund will invest at least 80% of its total assets in the securities of the Underlying Index and in American Depositary Receipts and Global Depositary Receipts based on the securities in the Underlying Funds.  Based on this strategy, expand the second paragraph appearing under the heading “Correlation” to disclose why “the Adviser expects that, over time, the correlation between the Fund’s performance and that of the Underlying Index, before fees and expenses, will exceed 95%.”

Response:  No changes have been made in response to this comment.  The Trust believes that the discosure is adequate for the following reasons.  In accordance with representations made in the Trust’s application for exemptive relief, the Fund will invest, at a minimum, 80% of its assets in component securities of the Underlying Index and ADRs and GDRs based on Underlying Index component securities.  The Adviser, however, expects that the percentage will be significantly higher.  In any event, the Trust’s exemptive relief will permit the Fund to invest up to 20% of its assets in instruments that are not represented on the Underlying Index, but only to the extent the Adviser believes such investments should help the Fund’s overall portfolio track the Underlying Index.

12.
Comment - Principal Investment Strategies:  May the Fund also principally invest in commodities contracts or other commodities-linked financial instruments as part of its Underlying Index correlation strategy?  If so, identify the principal categories of such investments and highlight their related principal risks.

Response:  The Fund will not invest in commodities contracts or other commodities-linked financial instruments as part of its principal investment strategies.

Mr. Dominic Minore
August 31, 2012

13.
Comment - Principal Risks:  Disclose, if true, that neither the Adviser nor the Sub-Adviser has any other experience managing a registered investment company or, in particular, an exchange traded fund.  Also disclose, if true, that neither the Adviser nor the Portfolio Manager have any assets under management.

Response:  No changes have been made in response to this comment.  Under the heading “Fund Management,” the Prospectus discloses that the Adviser “is a new investment adviser that, as of the date of this Prospectus, does not have any assets under management.”  In addition, under the same heading, the Prospectus discloses that the “Sub-Adviser has previously sub-advised other exchange traded funds but, as of the date of this Prospectus, does not have any assets under management.”  The Trust has disclosed in response to Comment 31 below that the Portfolio Managers do not currently manage any “other accounts.”

14.
Comment - Fertilizer Sector Risk:  It appears that because the fund is not investing in companies in the fertilizer sector but rather in companies that mine the minerals that are used in the fertilizer sector, the risks presented hereunder should instead be presented under a mining companies sector risk factor.

Response: Fertilizer Sector Risk has been removed from the Prospectus.

15.
Comment - Geographic Risk:  Identify the extent to which the constituent securities of the Underlying Index represent issuers that are located in any one foreign country or geographic region.  Also the material risks pertaining to investing in any such foreign country or geographic region.

Response:  Additional risk disclosure relating to investments in Africa for the PureFunds ISE Diamond/Gemstone ETF, Australia for the PureFunds ISE Mining Service ETF and Latin America for the PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF has been added to the Prospectus and SAI.

16.
Comment - Minerals Sector Risk:  Are the principal risks of the base metals companies sector sufficiently highlighted in this risk factor, or should they be accorded separate treatment in a base metals companies risk factor?

Response:  Mineral Sector Risk and Base Metal Sector Risk have been removed from the Prospectus as a result of the changes made to the Fund’s Underlying Index.  Gemstone Companies Sector Risk has been added.

17.	Comment - Non-Diversification Risk: Disclose, as of a recent date, the largest percentage of any one constituent security represented in the Underlying Index.

Response:  The following sentence has been added to each Fund’s Principal Investment Stategies section of the Prospectus.

PureFunds ISE Diamond/Gemstone ETF

As of July 24, 2012, each of the six largest-weighted constituent securities in the Underlying Index represented 7.11% of the Index.

PureFunds ISE Mining Service ETF

As of July 24, 2012, the largest-weighted constituent security in the Underlying Index represented 7.01% of the Index.

PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF

As of July 24, 2012, the largest-weighted constituent security in the Underlying Index represented 13.56% of the Index.

18.	Comment - Precious Stone Sector Risks: It appears that the word “companies” should be inserted after the word “stone.”

Response:  Precious Stone Sector Risk has been removed from the Prospectus.  Gemstone Companies Sector Risk has been added.  See response to Comment 16, above.

Mr. Dominic Minore
August 31, 2012

19.
Comment - Tracking Error Risk:  The disclosure indicates that the Fund may invest in futures or “other” derivatives positions.  Please expand the prospectus disclosure to identify each principal type of derivative in which the Fund may invest and highlight their related risks.  See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response:  Although the Funds may invest in derivatives, they do not intend to do so as part of their principal investment strategies. The references to “futures or other derivatives positions” have been deleted from “Tracking Error Risk” for each Fund.

20.	Comment - Tax Information: Please add the phrase “in which case, you will be taxed when your investment is withdrawn from the tax deferred account” at the end of this section.

Response:  The requested change has been made for each Fund, except that the word “will” has been changed to “may.”

PureFunds ISE Resource Exploration and Extraction ETF

Please note that the name of this Fund has changed to the PureFunds ISE Mining Service ETF and its Underlying Index will be the ISE Mining Services Index.

21.
Comment - Principal Investment Strategies:  Expand the third paragraph to clarify the nexus between the types of equipment and services provided by companies to the exploration and resource industry and those companies that are actually engaged in resource exploration and extraction.

Response:  The third paragraph has been revised as follows:

The Underlying Index tracks the performance of the largest and most liquid companies involved in facilitating operations of the ~~resource exploration and extraction~~ mining service industry as a whole, from ~~including~~ companies that manufacture, lease, sell and provide equipment~~,~~ to those that provide consulting or other services to the industry, as well as companies that actually engage in exploration and extraction ~~industry~~.

22.	Comment - Principal Risks-Construction Consultation Sector: In your response letter, discuss how it was determined that the companies discussed hereunder constitute a sector rather than an industry.

Response:  The Construction Consultation Sector Risk has been removed from the Prospectus.

23.	Comment: Are the risks specific to base metals companies, precious metals companies, and precious stone companies not principal risks of investing in the Fund?

Response: Risk disclosure related to base metal companies, precious metals companies and precious stone companies are not considered principal risks of investing in the Fund.  Mining Services Risk has been added.

24.
Comment - Fund Management:  Expand the disclosure to indicate whether the Business Manager has the authority to terminate the Adviser and/or the Sub-Advisor, and to hire replacements.  Also clarify whether the Business Manager will make investment decisions, provide investment advice or will otherwise act in the capacity of an “investment adviser” to the Funds for purposes of the 1940 Act and/or the Investment Advisers Act of 1940.  It appears since the Adviser and Sub-Adviser are paid through the Business Management Agreement conduit, does the Business Management Agreement constitute an investment advisory contract subject to the requirements of section 15 of the 1940 Act?

Response:  The Business Manager does not have the authority to terminate the Adviser or the Sub-Adviser or to hire replacements.  That authority rests solely with the Trust’s Board of Trustees.  The Business Manager will not make investment decisions, provide investment advice or otherwise act in the capacity of an “investment adviser” to the Funds for purposes of the 1940 Act or the Investment Advisers Act of 1940.  No change has been made to the Registration Statement in response to this comment because any such disclosure would constitute negative disclosure.  Moreover, we do not believe the Business Management Agreement constitutes an investment advisory contract subject to the requirements of Section 15 of the 1940 Act.  The fees paid to the Adviser and Sub-Adviser will be set forth in their respective investment advisory and sub-advisory agreements, which agreements will be fully subject to the requirements of Section 15.

Mr. Dominic Minore
August 31, 2012

25.	Comment - Fund Management: Disclose whether the business management fee can be increased without shareholder approval. Also identify the termination date of the Business Management Agreement.

Response:  The business management fee may be increased without shareholder approval.  The termination date of the Business Management Agreement is May 31, 2015 and the Agreement may be renewed from year to year thereafter.  The requested changes have been made.

26.	Comment - Fund Management: Disclose the extent of any affiliation between the Business Manager, the Adviser and the Sub-Adviser.

Response:  The Adviser and Sub-Adviser are affiliates, under common control.  The Business Manager is not affiliated with either the Adviser or the Sub-Adviser.

27.	Comment - Fund Management: In the second and third paragraphs, clarify that the Business Manager will pay the entire amount of any Advisory and Sub-Advisory compensation.

Response:  The requested changes have been made.

28.
Comment - Additional Investment Strategies:  Clarify how overweighting securities in the Underlying Index or purchasing and selling securities not in the Underlying Index would enable the Fund to track its Underlying Index.

Response:  The Sub-Adviser may overweight securities in the Underlying Index, for example, if the Sub-Adviser believed that such securities possessed economic characteristics that are similar to the charateristics of other securities in the Underlying Index.  This is common in a representative sampling approach to managing an index fund.  The same is true for securities not in the Underlying Index.  The Sub-Adviser also may determine to purchase securities not in the Index when, for example, an Index component security is unavailable for purchase, there are trading restrictions on an Index component security, or the market for an Index component security becomes less liquid.

29.	Comment - Additional Investment Strategies: Describe the material “other available investment techniques” and “other derivatives” that the Sub-Adviser may use to track the applicable Underlying Index.

Response:  The reference to “other available investment techniques” has been deleted.  This section of the Prospectus has also been revised to identify the types of derivatives in which the Funds may invest -- options, futures, options on futures, forwards and swaps. As noted in response to comment 19 above, the Funds do not intend to invest in derivatives as part of their principal investment strategies.

30.	Comment - Additional Risk Information: Clearly identify which “additional risk information” included in this section pertains to the non-principal risks of the Fund.

Response:  Each of the risks disclosed in this section of the Prospectus is a principal risk of a Fund.

31.	Comment - Portfolio Manager: Expand the second paragraph to disclose that the Portfolio Manager does not currently manage any “other accounts.”

Response:  The requested change has been made.

32.
Comment:  Disclose that stockholders who receive distributions in the form of additional shares of the Fund will nonetheless be required to pay applicable federal, state or local taxes on the reinvested dividends but will not receive a corresponding cash distribution with which to pay any applicable tax.

Response:  The requested change has not been made.  It is not anticipated that the Funds will make distributions in the form of Fund shares.

33.	Comment: Also disclose that reinvested dividends increase the Fund’s assets on which a management fee are payable to the Adviser and the Sub-Adviser.

Response:  The requested change has not been made.  Shareholders of the Funds do not have the option to reinvest dividends and distributions through the Fund.  Rather, as described in the Prospectus, the availability of dividend reinvestment depends on whether a shareholder’s broker-dealer offers such a service.

Mr. Dominic Minore
August 31, 2012

Statement of Additional Information

34.	Comment - Concentration: In the first sentence, substitute the phrase “will, to the extent an Underlying Index does,” for the word “may.”

Response: The requested change has been made.

35.
Comment - Repurchase Agreements:  Clarify that repurchase agreements constitute loans that are made by the Fund.  Also specify the maximum percentage of the Fund’s total assets that can be invested in repurchase agreements with maturities of seven days or less.

Response:  The third sentence of the first paragraph under “Repurchase Agreements” states that “A repurchase agreement may be considered a loan collateralized by securities.”  The following disclosure has been added to the end of the Repurchase Agreements section:  “Although there is no limit on the percentage of total assets a Fund may invest in repurchase agreements that mature in seven days or less, the use of repurchase agreements is not a principal strategy of the Funds.”

36.	Comment - Lending of Portfolio Securities: Specify the maximum percentage of Fund assets that may be devoted to securities lending.

Response:  The Funds will not engage in securities lending.  All disclosures in the Prospectus and SAI concerning securities lending have been removed.

37.
Comment - Lending of Portfolio Securities:  Disclose that the costs of securities lending do not appear in the Fund’s fee table.  Also disclose, if true, that the Fund bears the entire risk of loss on any reinvested collateral received in connection with securities lending.

Response:  The Funds will not engage in securities lending.  All disclosures in the Prospectus and SAI concerning securities lending have been removed.

38.
Comment - Securities Lending:  Expand the first paragraph to clarify that the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response:  The Funds will not engage in securities lending.  All disclosures in the Prospectus and SAI concerning securities lending have been removed.

39.	Comment - Reverse Repurchase Agreements: Disclose the risks of borrowing through reverse repurchase agreements.

Response:  The Funds will not invest in reverse repurchase agreements. All disclosures concerning reverse repurchase agreements have been removed from the Prospectus and SAI.

40.
Comment - Reverse Repurchase Agreements:  In the third to the last sentence, clarify that the Fund will always segregate assets having a value equal to or greater than its commitments when it covers its exposure to reverse repurchase agreements.

Response:  The Funds will not invest in reverse repurchase agreements. All disclosures concerning reverse repurchase agreements have been removed from the Prospectus and SAI.

41.	Comment - Investment Companies: Clarify why the Fund would invest in the securities of other investment companies instead of directly investing in the securities comprising the Underlying Index.

Response:  The Fund would invest in securities of other investment companies instead of directly investing in the securities comprising the Underlying Index to the extent the Sub-Adviser believes that such investment should help the Fund’s overall portfolio track the Underlying Index.

Mr. Dominic Minore
August 31, 2012

42.
Comment - Investment Restrictions:  Delete the phrase “and securities of state or municipal governments and their political subdivisions” from the first enumerated investment restriction because such securities do not meet the definition of “government security.”  See section 2(a)(16) under the 1940 Act.

Response:  The requested change has not been made.  The SEC has stated that “In the Division[ of Investment Management’s] view, the statement of policy required by Section 8(b)(1)(E) of the [1940] Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”1

43.
Comment - Investment Restrictions:  In the second, third and fourth enumerated non-fundamental investment restriction, clarify that each of the Mineral Companies, Resource Exploration and Extraction Companies, and Mining Companies in which a Fund invests (i) will derive at least 50% of its revenues from or (ii) will have at least 50% of its assets devoted to the business activities identified in each Fund’s applicable non-fundamental investment restriction.  Also make conforming changes to the corresponding prospectus disclosure.

Response:  We note that each Fund already describes, in its respective non-fundamental policy, the types of companies in which it will invest.  We are not aware of any law, regulation or Staff guidance that would require the Funds to define industries in the manner requested by the Staff.

44.
Comment - Redemption Transaction Fee:  Please confirm that the standard redemption transaction fee and the maximum redemption transaction fee together will not exceed 2%.  See Rule 22c-2 under the 1940 Act.

Response:  The Trust confirms that the standard redemption transaction fee and the maximum redemption transaction fee, in the aggregate, will not exceed 2%.

45.
Comment - Financial Statements:  Include the Funds’ audited financial statements and file the related consent of independent registered public accountants in a pre-effective amendment to the registration statement.

Response:  The Funds’ audited financial statements and related consent of independent registered public accountants will be included in a subsequent pre-effective amendment to the Registration Statement.

46.
Comment:  Please note the signature requirements of section 6(a) of the Securities Act of 1933, which requires that the registration statement also be signed by the Trust’s principal accounting officer or comptroller and the Trust’s principal financial officer, as well as the majority of the Trust’s board of trustees in existence at the time that the registration statement is declared effective.  Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the registration statement.

Response:  The Trust acknowledges the signature requirements of Section 6(a) of the Securities Act of 1933.

*  *  *  *  *

_________________
1	Diversification and Concentration for Tax-Exempt Mutual Funds, Investment Company Act Rel. No. 9785 (May 31, 1977).

Mr. Dominic Minore
August 31, 2012

On behalf of the Trust, we acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) should the SEC or the staff, acting pursant to delegated authority, delcare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (iii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iv) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (202) 373-6799 with questions or comments.

Sincerely,

/s/ W. John McGuire
W. John McGuire